FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated February 11, 2010, regarding that 3SBio Inc. announces unaudited fourth quarter and full year 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: February 23, 2010

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Exhibit 99.1 Press release, dated February 11, 2010, regarding that 3SBio Inc. announces unaudited fourth quarter and full year 2009 results.

Exhibit 99.1

FOR RELEASE FEBRUARY 11, 2010 8:00 pm Eastern Time

3SBio Inc. Announces Unaudited Fourth Quarter and Full Year 2009 Results

Company exceeds guidance with 2009 revenue of RMB316.9 million (US$46.4 million)

Full-year 2009 GAAP net income grew 111.0% year-over-year to RMB83.4 million (US$12.2 million)

Provides 2010 net revenue guidance range of US$56-US$58 million

SHENYANG, CHINA – February 11, 2010 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.

Full Year 2009 Financial Highlights:

•	Total net revenues in 2009 increased by 30.3% year-over-year to RMB316.9 million (US$46.4 million) compared to RMB243.2 million (US$35.7 million) in 2008.

•	Non-GAAP operating income in 2009 increased by 52.3% year-over-year to RMB90.9 million (US$13.3 million) and GAAP operating income increased by 76.6% to RMB84.4 million (US$12.4 million).

•	Non-GAAP net income in 2009 increased by 20.3% year-over-year to RMB90.3 million (US$13.2 million). GAAP net income increased by 111.0% year-over-year to RMB83.4 million (US$12.2 million).

•

Non-GAAP net income per American Depositary Share (ADS) on a fully-diluted basis in 2009 was RMB4.18 (US$0.61) compared with RMB3.46 (US$0.51) in 2008. GAAP net income per ADS on a fully-diluted basis in 2009 was RMB3.87 (US$0.57) compared with RMB1.82 (US$0.27) in 2008.

Fourth Quarter 2009 Financial Highlights:

•	Total net revenues increased by 23.7% over the fourth quarter of 2008 to RMB74.3 million (US$10.9 million).

•

Non-GAAP operating income was RMB13.5 million (US$2.0 million), an increase of RMB7.4 million (US$1.1 million) over the fourth quarter of 2008. GAAP operating income was RMB9.9 million (US$1.5 million), compared to an operating loss of RMB2.3 million (US$0.3 million) in the fourth quarter of 2008.

•

Non-GAAP net income was RMB14.4 million (US$2.1 million), an increase of RMB3.2 million (US$0.5 million) over the fourth quarter of 2008 on a non-GAAP basis. GAAP net income was RMB13.7 million (US$2.0 million), compared to a net loss of RMB1.5 million (US$0.2 million) in the fourth quarter of 2008.

•

Non-GAAP net income per ADS on a fully-diluted basis was RMB0.66 (US$0.10) for the fourth quarter of 2009 compared with RMB0.52 (US$0.08) for the fourth quarter of 2008. GAAP net income per ADS on a fully-diluted basis was RMB0.63 (US$0.09) compared with a net loss of RMB0.07 (US$0.01) for the fourth quarter of 2008.

Full Year 2009 Business Highlights

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (EPO) product, demonstrated strong growth with net revenue in 2009 rising 26.9% to RMB196.1 million (US$28.7 million), compared to RMB154.6 million (US$22.7 million) in 2008.

•

Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (TPO) product, increased by 32.7% to RMB89.7 million (US$13.1 million) in 2009, compared to RMB67.6 million (US$9.9 million) in 2008.

•

Export revenue increased 59.4%, accounting for 4.2% of total revenue in 2009, compared to 3.4% in 2008. Eleven new registration certificates from eight countries were granted in 2009. TPIAO was approved in the Philippines, the first market outside of China.

•

Work continues with the SFDA to secure regulatory approval of the three Phase III applications currently under review: 36,000 IU dosage formulation of EPIAO, NuLeusin and a TPIAO label extension for the treatment of idiopathic thrombocytopenic purpura (ITP).

Events Subsequent to December 31, 2009

•

An application for a registration trial for Feraheme was submitted to the State Food and Drug Administration (SFDA). Feraheme is a new generation IV iron therapy licensed through a strategic partnership with AMAG Pharmaceuticals.

•

A collaboration and license agreement was signed with Panacor Bioscience to develop and commercialize Nephoxil®, a differentiated iron-based phosphate binder that is not polymer-based and free of aluminum, lanthanum and calcium for the treatment for hyperphosphatemia in CKD patients.

•

A strategic alliance was formed with Ascentage Pharma Group Corporation Ltd. to research, develop and commercialize best-in-class targeted cancer therapeutics focusing on programmed cell death, or apoptosis. The alliance represents 3SBio’s key strategic initiative to develop a novel pipeline in cancer therapeutics.

•	Construction of the new EPIAO and TPIAO manufacturing plant in Shenyang was completed and work is underway on the application to the SFDA for Good Manufacturing Practice (GMP) certification.

•	3SBio submitted an application to the SFDA to conduct Phase I clinical trials for NuPIAO, the Company’s second generation EPO product.

Dr. Jing Lou, chief executive officer of 3SBio, commented: “3SBio again delivered strong operating and financial performance in our third consecutive year since going public in early 2007. We are very pleased with our new strategic partnerships which we believe will provide an innovative platform for the future development of our product pipeline. We will also continue to invest in our internal R&D programs, including NuPIAO, our second generation EPO product. With construction of our Shenyang plant completed, we will now focus on seeking China GMP certification and validation as the next stage of our strategy to satisfy the growing demand in China for high quality, cost-effective oncology and nephrology treatments. Given the strong demand outlook for our core products, we anticipate achieving a 2010 total net revenue target of between US$56 million to US$58 million, representing approximately a 20-25% increase over 2009.”

Full Year Ended December 31, 2009 Unaudited Financial Results

Net revenues. Net revenues for 2009 increased by 30.3% to RMB316.9 million (US$46.4 million), from RMB243.2 million (US$35.7 million) in 2008. The increase was primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO in 2009 increased by 26.9% to RMB196.1 million (US$28.7 million) from RMB154.6 million (US$22.7 million) in 2008. Net revenues from TPIAO in 2009 increased by 32.7% to RMB89.7 million (US$13.1 million) from RMB67.6 million (US$9.9 million) in 2008. In addition, revenue from our export business was RMB13.2 million (US$1.9 million), representing an increase of 59.4% over 2008, while revenue from IV Iron Sucrose was RMB10.7 million (US$1.6 million), representing an increase of 53.4% over 2008.

Gross profit. Gross profit for 2009 increased by 31.7% to RMB291.7 million (US$42.7 million) compared to RMB221.5 million (US$32.5 million) in 2008. Gross margin for 2009 increased to 92.0% compared to 91.1% in 2008.

Operating expenses. Non-GAAP operating expenses were RMB201.3 million (US$29.5 million) for 2009, an increase of 24.1% from RMB162.1 million (US$23.8 million) in 2008. GAAP operating expenses were RMB207.3 million (US$30.4 million) for 2009, an increase of 19.3% from RMB173.7 million (US$25.5 million) in 2008.

•

Research and development (“R&D”) costs. Non-GAAP R&D costs for 2009 were RMB18.2 million (US$2.7 million), or 5.7% of net revenue, compared to RMB15.0 million (US$2.2 million), or 6.2% of net revenue in 2008. GAAP R&D costs for 2009 were RMB19.4 million (US$2.8 million), or 6.1% of net revenue, compared to RMB22.5 million (US$3.3 million), or 9.2% of net revenue in 2008.

•

Sales, marketing and distribution expenses. Non-GAAP sales, marketing and distribution expenses for 2009 were RMB151.1 million (US$22.1 million), or 47.7% of net revenue, compared to RMB118.8 million (US$17.4 million), or 48.8% of net revenue in 2008. GAAP sales, marketing and distribution expenses for 2009 were RMB151.7 million (US$22.2 million), or 47.9% of net revenue, compared to RMB119.8 million (US$17.6 million), or 49.2% of net revenue in 2008.

•

General and administrative expenses. Non-GAAP general and administrative expenses for 2009 were RMB32.0 million (US$4.7 million), or 10.1% of net revenue, compared to RMB28.4 million (US$4.2 million), or 11.7% of net revenue in 2008. GAAP general and administrative expenses for 2009 were RMB36.2 million (US$5.3 million), or 11.4% of net revenue, compared to RMB31.5 million (US$4.6 million), or 12.9% of net revenue in 2008.

Operating income. Non-GAAP operating income increased by 52.3% to RMB90.9 million (US$13.3 million), compared to RMB59.7 million (US$8.8 million) in 2008. GAAP operating income for 2009 increased by 76.6% to RMB84.4 million (US$12.4 million), compared to RMB47.8 million (US$7.0 million) in 2008. Non-GAAP operating margin for 2009 was 28.7%, compared to 24.6% in 2008. GAAP operating margin for 2009 was 26.6%, compared to 19.6% in 2008.

Net income. Non-GAAP net income for 2009 increased by 20.3% to RMB90.3 million (US$13.2 million) compared with RMB75.0 million (US$11.0 million) in 2008. Non-GAAP net margin for 2009 was 28.5% as compared to 30.8% in 2008. Non-GAAP net income per ADS for 2009 increased to RMB4.18 (US$0.61) from RMB3.46 (US$0.51) in 2008.

GAAP net income for 2009 increased by 111.0% to RMB83.4 million (US$12.2 million) compared with RMB39.5 million (US$5.8 million) in 2008. GAAP net margin for 2009 was 26.3% as compared to 16.3% in 2008. GAAP net income per ADS on a fully-diluted basis for 2009 increased to RMB3.87 (US$0.57) from RMB1.82 (US$0.27) in 2008.

Cash and cash equivalents / Time deposits. 3SBio had positive operating cash flow of RMB87.7 million (US$12.9 million) for the year ended December 31, 2009 and as of December 31, 2009, had cash, cash equivalents, restricted cash and time deposits of RMB740.5 million (US$108.5 million), a 1.0% increase from RMB733.0 million (US$107.4 million) as of December 31, 2008.

Three Months Ended December 31, 2009 Unaudited Financial Results

Net revenues. Net revenues increased by 23.7% to RMB74.3 million (US$10.9 million) for the fourth quarter of 2009 from RMB60.1 million (US$8.8 million) for the same period in 2008. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 15.8% and 27.4%, respectively, over the same period in 2008. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 28.1% of total net revenues. Export sales increased by 255.7% to RMB4.1 million (US$0.6 million), and revenues from IV Iron Sucrose rose 12.2% to RMB2.0 million (US$0.3 million).

Gross profit. As a result of continued sales growth from key products, gross profit for the fourth quarter of 2009 increased by 25.0% to RMB68.0 million (US$10.0 million) from RMB54.4 million (US$8.0 million) for the same period in 2008. Gross margins increased to 91.6% for the fourth quarter of 2009 from 90.6% for the same period in 2008.

Operating expenses. Non-GAAP operating expenses were RMB54.7 million (US$8.0 million) for the fourth quarter of 2009, an increase of 12.9% from RMB48.5 million (US$7.1 million) for the same period in 2008. GAAP operating expenses were RMB58.1 million (US$8.5 million) for the fourth quarter of 2009, an increase of 2.4% from RMB56.7 million (US$8.3 million) for the same period in 2008.

•

Research and development (“R&D”) costs. Non-GAAP R&D costs for the fourth quarter of 2009 were RMB4.3 million (US$0.6 million), or 5.7% of net revenue, compared to RMB5.3 million (US$0.8 million), or 8.9% of net revenue, for the same period in 2008. GAAP R&D costs for the fourth quarter of 2009 were RMB5.1 million (US$0.7 million), or 6.9% of net revenue, compared to RMB12.4 million (US$1.8 million), or 20.7% of net revenue, for the same period in 2008.

•

Sales, marketing and distribution expenses. Non-GAAP sales, marketing and distribution expenses for the fourth quarter of 2009 were RMB40.8 million (US$6.0 million), or 55.0% of net revenue, compared to RMB38.0 million (US$5.6 million), or 63.3% of net revenue, for the same period in 2008. GAAP sales, marketing and distribution expenses for the fourth quarter of 2009 were RMB40.9 million (US$6.0 million), or 55.1% of net revenue, compared to RMB38.3 million (US$5.6 million), or 63.8% of net revenue, for the same period in 2008.

•

General and administrative expenses. Non-GAAP general and administrative expenses for the fourth quarter of 2009 were RMB9.7 million (US$1.4 million), or 13.0% of net revenue, compared to RMB5.1 million (US$0.8 million), or 8.5% of net revenue for the same period in 2008. GAAP general and administrative expenses for the fourth quarter of 2009 were RMB12.1 million (US$1.8 million), or 16.2% of net revenue, compared to RMB6.0 million (US$0.9 million), or 9.9% of net revenue for the same period in 2008.

Operating income. Non-GAAP operating income for the fourth quarter of 2009 grew by 122.5% to RMB13.5 million (US$2.0 million), compared to RMB6.1 million (US$0.9 million) in the fourth quarter of 2008. GAAP operating income was RMB9.9 million (US$1.5 million) for the fourth quarter of 2009, an increase of 12.2 million (US$1.8 million) from an operating loss of RMB2.3 million (US$0.3 million) for the same period in 2008. Non-GAAP operating margin was 18.2% for the fourth quarter of 2009, as compared to 10.1% in the same period in 2008. GAAP operating margin for the fourth quarter of 2009 was 13.4% as compared to -3.8% for the same period in 2008.

Interest income. The Company recorded net interest income of RMB2.4 million (US$0.3 million) for the fourth quarter of 2009, compared to RMB5.9 million (US$0.9 million) for the same period in 2008. This was largely due to a declining interest rate environment.

Net income. Non-GAAP net income for the fourth quarter of 2009 was RMB14.5 million (US$2.1 million), 28.0% higher than non-GAAP net income of RMB11.3 million (US$1.7 million) for the same period in 2008. Non-GAAP net income per ADS on a fully-diluted basis for the fourth quarter of 2009 increased to RMB0.66 (US$0.10) from RMB0.52 (US$0.08) for the same period in 2008. Non-GAAP net margin for the fourth quarter of 2009 was 19.5% as compared to 18.8% for the same period in 2008.

GAAP net income was RMB13.7 million (US$2.0 million) for the fourth quarter of 2009, an increase of RMB15.1 million over a net loss of RMB1.5 million (US$0.2 million) for the same period in 2008. GAAP net income per ADS on a fully-diluted basis for the fourth quarter of 2009 increased to RMB0.63 (US$0.09) from a loss of RMB0.07 (US$0.01) for the same period in 2008. GAAP net margin for the fourth quarter of 2009 was 18.4% as compared to -2.4% for the same period in 2008.

2010 Full Year Guidance and Selected Company Objectives

Based on current market and operating conditions and the following goals, the Company’s total net revenue target for the full year 2010 is between US$56 million to US$58 million, an estimated year-over-year increase of approximately 20% to 25%. Other operating objectives include:

•	Initiate Feraheme registration trial in China, pending SFDA approval.

•	Continue to work with the SFDA to secure regulatory approval of the three new product programs: 36,000 IU dosage formulation of EPIAO, Nuleusin and TPIAO label extension for the treatment of ITP.

•	Complete validation of the new plant and obtain GMP certification from the SFDA.

•	Explore global biosimilar opportunities and initiate the approval process in selected developed markets.

•	Continue to pursue external strategic partnerships that leverage our balance sheet and strong nephrology and oncology franchises.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on February 12, 2010 to discuss its 2009 fourth quarter and annual financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 52340276

Local dial-in:

China - landline 800-819-0121

China - mobile 400-620-8038

International toll-free dial-in:

Hong Kong 800930346

United Kingdom 080-8234-6646

United States 1-866-519-4004

International toll dial-in: 65-6735-7955

Replay- Conference ID: 52340276

A telephone replay will be available two hours after the call until February 20, 2010 at:

International dial-in: +61-2-8235-5000

United States dial-in: 1-866-214-5335

Webcast

A live webcast of conference will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx and at http://tinyurl.com/3Sbio4Q09. A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with generally accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. These non-GAAP financial measures include non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP net income per share, and non-GAAP net income per ADS. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended December 31, 2009 and December 31, 2008 and for the full year ended December 31, 2009 and December 31, 2008.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2009. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8259 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. A rate of 6.8225 was used for comparative purposes as of December 31, 2008, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc. 3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Safe Harbor Statement Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) with respect to the fourth quarter and the year of 2009 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the fourth quarter and the year of 2009.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding revenue guidance, product development, timing of plant construction completion, testing and certification, impact of the government policies and regulations, regulatory approval process, production capacity, capital expense estimate, future operations, investment portfolio management, and future strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available to it, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements. Among the factors that could cause 3SBio’s actual results to differ from what the Company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions that may affect 3SBio’s business, financial conditions and results of operations, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction – Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2008.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: + 86 24 2581-1820

ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: + 852 8191-6991

ir@3SBio.com

3SBio Inc. and subsidiaries

Consolidated balance sheets

(expressed in thousands)

	December 31 2008	December 31 2009		December 31 2009
	RMB	RMB		US$
		(unaudited)		(unaudited)
Assets

Current assets

Cash and cash equivalents	439,237	262,767		38,496
Restricted cash	—	9,300	(1)	1,362
Time deposits with financial institutions	293,809	468,451		68,628
Accounts receivable, less allowance for doubtful accounts:
December 31, 2008 – RMB4,503; December 31, 2009 – RMB2,915(US$427)	48,927	54,661		8,008
Notes receivable	24,840	31,265		4,580
Inventories	7,748	15,406		2,257
Prepaid expenses and other receivables	8,249	8,705		1,275
Deferred tax assets	1,802	2,079		305

Total current assets	824,612	852,634		124,911

Available-for-sale securities	26,700	11,407		1,671
Property, plant and equipment, net	78,185	165,120		24,190
Lease prepayments	8,894	8,541		1,251
Non-current deposits	8,521	10,067		1,475
Intangible assets, net	5,225	4,125		604
Deferred tax assets	781	1,567		230

Total assets	952,918	1,053,461		154,332

Liabilities

Current liabilities

Accounts payable	1,939	2,736		401
Deferred grant income	374	374		55
Accrued expenses and other payables	25,273	33,421		4,896
Income tax payable	1,256	1,914		280
Other current liabilities	57	—		—

Total current liabilities	28,899	38,445		5,632

Deferred grant income	3,152	2,778		407
Other liabilities	472	—		—

Total liabilities	32,523	41,223		6,039

Commitments and contingencies	—	—		—

Shareholders’ equity

Share capital -ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,575,955 and 150,641,461 issued and outstanding as of December 31, 2008 and 2009, respectively.	121	121		18
Additional paid-in capital	908,377	915,267		134,087
Accumulated other comprehensive loss	(102,126)	(100,608)		(14,740)
Retained earnings	114,023	197,458		28,928

To Total shareholders’ equity	920,395	1,012,238		148,293

Total liabilities and shareholders’ equity	952,918	1,053,461		154,332

Note:

(1)	Restricted cash balance represents cash bank balances as of December 31, 2009 that are temporarily restricted from use due to the incorporation process of Liaoning Sunshine Development Limited Company. The restriction will be removed once the incorporation process is completed.

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

Three Months Ended December 31,2009			Adjust-
	GAAP	GAAP	ment		Non-GAAP	Non-GAAP
	RMB	US$	RMB		RMB	US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	45,531	6,670	—		45,531	6,670
TPIAO	20,859	3,056	—		20,859	3,056
Intefen	1,334	195	—		1,334	195
Inleusin	441	65	—		441	65
Iron sulcrose	2,015	295	—		2,015	295
Export	4,083	598	—		4,083	598
Others	13	2	—		13	2

Total net revenues	74,276	10,881	—		74,276	10,881
Cost of revenues	(6,246)	(915)	191	(1)	(6,055)	(887)

Gross profit	68,030	9,966	—		68,221	9,994

Operating expenses
Research and development costs	(5,102)	(747)	850	(1)	(4,252)	(623)
Sales, marketing and distribution expenses	(40,937)	(5,997)	106	(1)	(40,831)	(5,982)
General and administrative expenses	(12,058)	(1,767)	2,402	(1)	(9,656)	(1,415)

Total operating expenses	(58,097)	(8,511)			(54,739)	(8,020)

Operating income	9,933	1,455			13,482	1,974

Other income /(expenses), net
Interest income	2,369	347	—		2,369	347
Grant income	393	58	—		393	58
Others	132	19	—		132	19

Total other income, net	2,894	424			2,894	424

Income before income tax expense	12,827	1,879			16,376	2,398
Income tax benefit / (expense)	823	121	(2,750	) (2)	(1,927)	(282)

Net income	13,650	2,000			14,449	2,116

Net income per share:
Basic and diluted	0.09	0.01			0.09	0.01

Basic weighted average number of shares outstanding	150,628,974	150,628,974			150,628,974	150,628,974
Effect of dilutive potential shares	2,057,801	2,057,801			2,057,801	2,057,801

Diluted weighted average number of shares outstanding	152,686,775	152,686,775			152,686,775	152,686,775

Net income per ADS:
Basic and diluted	0.63	0.09			0.66	0.10

Basic weighted average number of ADSs outstanding	21,518,425	21,518,425			21,518,425	21,518,425

Effect of dilutive potential ADSs	293,972	293,972			293,972	293,972

Diluted weighted average number of ADSs Outstanding	21,812,397	21,812,397			21,812,397	21,812,397

Notes to reconciliation of our GAAP statements of income to our non-GAAP statements of income:

(1).	To exclude share-based compensation expenses.
(2).	To exclude income tax effect on written-off accounts receivable caused by the dissolution of Beijing Sunshine

Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Three Months Ended December 31,2008			Adjust-
	GAAP	GAAP	ment		Non-GAAP	Non-GAAP
	RMB	US$	RMB		RMB	US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	39,326	5,764	—		39,326	5,764
TPIAO	16,373	2,400	—		16,373	2,400
Intefen	1,199	176	—		1,199	176
Inleusin	209	31	—		209	31
Iron sulcrose	1,796	263	—		1,796	263
Export	1,148	168	—		1,148	168
Others	13	2	—		13	2

Total net revenues	60,064	8,804			60,064	8,804
Cost of revenues	(5,622)	(824)	110	(1)	(5,512)	(808)

Gross profit	54,442	7,980			54,552	7,996

Operating expenses
Research and development costs	(12,439)	(1,823)	7,110	(2)	(5,329)	(781)
Sales, marketing and distribution expenses	(38,337)	(5,619)	309	(1)	(38,028)	(5,574)
General and administrative expenses	(5,960)	(874)	825	(1)	(5,135)	(753)

Total operating expenses	(56,736)	(8,316)			(48,492)	(7,108)

Operating income / (loss)	(2,294)	(336)			6,060	888

Other income /(expenses), net
Interest income	5,916	867	—		5,916	867
Grant income	107	16	—		107	16
Impairment loss on available-for-sale securities	(4,391)	(644)	4,391	(3)	—	—
Others	(716)	(105)	—		(716)	(105)

Total other income, net	916	134			5,307	778

Income / (loss) before income tax expense	(1,378)	(202)			11,367	1,666
Income tax expense	(457)	(67)	—		(457)	(67)

Net income / (loss)	(1,835)	(269)			10,910	1,599
Less: net loss attributable to noncontrolling interest	377	55	—		377	55

Net income / (loss) attributable to the equity holders of the parent	(1,458)	(214)			11,287	1,654

Net income / (loss) per share attributable to the equity holders of the parent:
Basic and diluted	(0.01)	(0.00)			0.08	0.01

Basic weighted average number of shares Outstanding	150,575,955	150,575,955			150,575,955	150,575,955
Effect of dilutive potential shares	—	—			10,500	10,500

Diluted weighted average number of shares Outstanding	150,575,955	150,575,955			150,586,455	150,586,455

Net income / (loss) per ADS attributable to the equity holders of the parent:
Basic and diluted	(0.07)	(0.01)			0.52	0.08

Basic weighted average number of ADSs Outstanding	21,510,851	21,510,851			21,510,851	21,510,851
Effect of dilutive potential ADSs	—	—			1,500	1,500

Diluted weighted average number of ADSs Outstanding	21,510,851	21,510,851			21,512,351	21,512,351

Notes to reconciliation of our GAAP statements of income to non-GAAP statements of income:

(1).	To exclude share-based compensation expenses.
(2).	To exclude one-time upfront payment for license fee of RMB6,948,000 and share-based compensation expense of RMB162,000 for R&D staff.

(3).	To exclude the impairment loss on available-for-sale securities.

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Full Year Ended December 31,2009			Adjust-
	GAAP	GAAP	ment		Non-GAAP	Non-GAAP
	RMB	US$	RMB		RMB	US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	196,080	28,726	—		196,080	28,726
TPIAO	89,679	13,138	—		89,679	13,138
Intefen	5,522	809	—		5,522	809
Inleusin	1,607	235	—		1,607	235
Iron sulcrose	10,715	1,570	—		10,715	1,570
Export	13,216	1,936	—		13,216	1,936
Others	101	15	—		101	15

Total net revenues	316,920	46,429	—		316,920	46,429
Cost of revenues	(25,236)	(3,697)	556	(1)	(24,680)	(3,616)

Gross profit	291,684	42,732	—		292,240	42,813

Operating expenses
Research and development costs	(19,427)	(2,846)	1,216	(1)	(18,211)	(2,668)
Sales, marketing and distribution expenses	(151,679)	(22,221)	577	(1)	(151,102)	(22,137)
General and administrative expenses	(36,195)	(5,303)	4,210	(1)	(31,985)	(4,686)

Total operating expenses	(207,301)	(30,370)			(201,298)	(29,491)

Operating income	84,383	12,362			90,942	13,322

Other income /(expenses), net
Interest income	11,532	1,689	—		11,532	1,689
Grant income	674	99	—		674	99
Net realized gain on available-for-sale securities	1,611	236	(1,611	) (2)	—	—
Impairment loss on available-for-sale securities	(4,624)	(677)	4,624	(2)	—	—
Others	1,595	234	—		1,595	234

Total other income, net	10,788	1,581			13,801	2,022

Income before income tax expense	95,171	13,943	—		104,743	15,344
Income tax expense	(11,736)	(1,719)	(2,750	) (3)	(14,486)	(2,122)

Net income	83,435	12,224			90,257	13,222

Net income per share:
Basic and diluted	0.55	0.08			0.60	0.09

Basic weighted average number of shares outstanding	150,606,317	150,606,317			150,606,317	150,606,317
Effect of dilutive potential shares	427,875	427,875			427,875	427,875

Diluted weighted average number of shares outstanding	151,034,192	151,034,192			151,034,192	151,034,192

Net income per ADS:
Basic and diluted	3.87	0.57			4.18	0.61

Basic weighted average number of ADSs outstanding	21,515,188	21,515,188			21,515,188	21,515,188
Effect of dilutive potential ADSs	61,125	61,125			61,125	61,125

Diluted weighted average number of ADSs outstanding	21,576,313	21,576,313			21,576,313	21,576,313

Notes to reconciliation of our GAAP statements of income to non-GAAP statements of income:

(1).	To exclude share-based compensation expenses .
(2).	To exclude the impact caused by the impairment and/or disposal of available- for-sale securities.
(3).	To exclude income tax effect on written-off accounts receivable caused by the dissolution of Beijing Sunshine.

3SBio Inc. and subsidiaries

Consolidated statements of income

(expressed in thousands, except per share, per ADS and other share and ADS data)

Full Year Ended December 31,2008	l		Adjust-
	GAAP	GAAP	ment		Non-GAAP	Non-GAAP
	RMB	US$	RMB		RMB	US$
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Net Revenues:
EPIAO	154,570	22,656	—		154,570	22,656
TPIAO	67,585	9,906	—		67,585	9,906
Intefen	4,989	731	—		4,989	731
Inleusin	773	113	—		773	113
Iron sulcrose	6,984	1,024	—		6,984	1,024
Export	8,289	1,215	—		8,289	1,215
Others	55	8	—		55	8

Total net revenues	243,245	35,653			243,245	35,653
Cost of revenues	(21,741)	(3,187)	370	(1)	(21,371)	(3,132)

Gross profit	221,504	32,466			221,874	32,521

Operating expenses
Research and development costs	(22,477)	(3,295)	7,469	(2)	(15,008)	(2,200)
Sales, marketing and distribution expenses	(119,778)	(17,556)	1,000	(1)	(118,778)	(17,410)
General and administrative expenses	(31,458)	(4,611)	3,097	(1)	(28,361)	(4,157)

Total operating expenses	(173,713)	(25,462)			(162,147)	(23,767)

Operating income	47,791	7,004			59,727	8,754

Other income /(expenses), net
Interest income	23,953	3,511	—		23,953	3,511
Grant income	388	57	—		388	57
Net realized loss on available-for-sale securities	(18,995)	(2,784)	19,144	(3)	149	22
Impairment loss on available-for-sale securities	(4,391)	(644)	4,391	(3)	—	—
Others	1,896	278	—		1,896	278

Total other income, net	2,851	418			26,386	3,868

Income before income tax expense	50,642	7,422			86,113	12,622
Income tax expense	(11,649)	(1,707)	—		(11,649)	(1,707)

Net income	38,993	5,715			74,464	10,915
Less: net income attributable to noncontrolling interests	549	80	—		549	80

Net income attributable to the equity holders of the parent	39,542	5,795			75,013	10,995

Net income per share attributable to the equity holders of the parent:
Basic and diluted	0.26	0.04			0.49	0.07

Basic weighted average number of shares outstanding	151,655,631	151,655,631			151,655,631	151,655,631
Effect of dilutive potential shares	57,118	57,118			57,118	57,118

Diluted weighted average number of shares outstanding	151,712,749	151,712,749			151,712,749	151,712,749

Net income per ADS attributable to the equity holders of the parent:
Basic and diluted	1.82	0.27			3.46	0.51

Basic weighted average number of ADSs outstanding	21,665,090	21,665,090			21,665,090	21,665,090
Effect of dilutive potential ADSs	8,160	8,160			8,160	8,160

Diluted weighted average number of ADSs outstanding	21,673,250	21,673,250			21,673,250	21,673,250

Notes to reconciliation of our GAAP statements of income to our non-GAAP statements of income:

(1).	To exclude share-based compensation expenses .
(2).	To exclude one-time upfront payment for license fee of RMB6,948,000 and share-based compensation expense of RMB521,000 for R&D staff.
(3).	To exclude the impact caused by the impairment and/or disposal of available-for-sale securities.